Exhibit 99.1

Corporate Communications

CNH Industrial to Announce Third Quarter 2015 Financial Results on October 29

London, October 15, 2015

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the third quarter of 2015 will be released on Thursday, October 29.

A live audio webcast of the Third Quarter results conference call will begin at 6:00 p.m. CET / 5:00 p.m. GMT / 1:00 p.m. EDT on Thursday, October 29.

Details for accessing the webcast presentation are available at the following address: bit.ly/1Ozq3aP. For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street, London, SW1A 1HA United Kingdom